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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                              THE FINOVA GROUP INC.
                                (Name of Issuer)


COMMON STOCK, $0.01 PAR VALUE                                      3179281
(Title of class of securities)                                  (CUSIP number)


                                JOSEPH A. ORLANDO
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                                 (212) 460-1932
       (Name, address and telephone number of person authorized to receive notices and communications)


                                JANUARY 24, 2001
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


                         (Continued on following pages)
                               (Page 1 of 9 pages)

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NY2:\1005404\01\LJRW01!.DOC\76830.0246

-------------------------------------------------------------------------                ------------------------------
CUSIP No.  3179281                                                              13D
-------------------------------------------------------------------------                ------------------------------
------------- ----------------------------------------------------------- ---------------------------------------------
 1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- ---------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (a) [_]
                                                                                                               (b) [_]
------------- ---------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------- ------------------------------------- -------------------------------------------------------------------
 4            SOURCE OF FUNDS:                      N/A

------------- ---------------------------------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
------------- ----------------------------------------------------------- ---------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

-------------------------- -------- ---------------------------------------------------- ------------------------------
   NUMBER OF                  7     SOLE VOTING POWER:                                   None
     SHARES
                           -------- ---------------------------------------------------- ------------------------------
  BENEFICIALLY                8     SHARED VOTING POWER:                                 None
    OWNED BY
                           -------- ---------------------------------------------------- ------------------------------
      EACH                    9     SOLE DISPOSITIVE POWER:                              None
   REPORTING
                           -------- ---------------------------------------------------- ------------------------------
  PERSON WITH                10     SHARED DISPOSITIVE POWER:                            None

------------- -------------------------------------------------------------------------- ------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   None

------------- ---------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

------------- ---------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    0%

------------- ----------------------------------------------------------- ---------------------------------------------
14            TYPE OF REPORTING PERSON:                                    CO

------------- ----------------------------------------------------------- ---------------------------------------------


Item 1.              Security and Issuer.
                     -------------------

                     This Statement constitutes Amendment No. 2 to the Statement on Schedule 13D (as amended, the "Schedule 13D") with the Securities and Exchange Commission filed by Leucadia National Corporation ("Leucadia") with respect to the common stock, $0.10 par value per share (the "Common Stock"), of The FINOVA Group Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment No. 2 without definition shall have the meanings ascribed to them in the Schedule 13D. The address of the principal executive office of the Company is 4800 North Scottsdale Road, Scottsdale, Arizona 85251-7623.

Item 4.              Purpose of the Transaction.
                     --------------------------

                     On January 22, 2001 Leucadia and the Company mutually terminated the Agreement pursuant to the terms of the Termination Agreement between Leucadia and the Company, dated as of January 22, 2001 (the "Termination Agreement").

                     References to, and descriptions of, the Termination Agreement as set forth herein are qualified in their entirely by reference included as Exhibit 99.1 to this Amendment No. 2, which is incorporated by reference herein in its entirety and which contains provisions not described herein.

Item 5.              Interest in Securities of the Issuer.
                     -------------------------------------

                     (e) As a result of the termination of the Agreement and the resulting termination of the Warrant, Leucadia is no longer deemed to be the beneficial owner of any shares of Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                     -----------------------------------------

                     The information set forth or incorporated by reference in
Item 4 is hereby incorporated herein by reference. A copy of the Termination Agreement is included as Exhibit 99.1. Other than the Agreement and the Termination Agreement, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among (a) Leucadia and, to the best of its knowledge, any of the persons identified pursuant to Item 2 above and (b) any other person.

Item 7.              Material to be Filed as Exhibits.
                     ---------------------------------

                     99.1. Form of Termination Agreement, dated January 22, 2001, among the Company and Leucadia.

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated:  January 24, 2001


                                       LEUCADIA NATIONAL CORPORATION

                                       BY: /S/  JOSEPH A. ORLANDO
                                           ----------------------------------
                                           Name: JOSEPH A. ORLANDO
                                           Title: Vice President

                                  EXHIBIT INDEX


Exhibit No.                               Description
-----------                               -----------

  99.1 Form of Termination Agreement dated January 22, 2001, among the Company and Leucadia.
















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